UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
Exotacar, Inc.

Nevada	333-137293	20-5408832
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2132 Horse Prairie Drive
Henderson, Nevada
89052
(Address of Principal Executive Offices)

(702) 866-5836
(Company’s Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

EXOTACAR, INC.
2132 Horse Prairie Drive
Henderson, Nevada
INFORMATION STATEMENT

Exotacar, Inc. (the “Company”) is mailing this information statement on or about February 20, 2008, to the holders of record of shares of its common stock as of the close of business on February 18, 2008, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.
You are receiving this information statement because the Company has been advised that Helvetic Capital Ventures AG, the holder of approximately 64% of the outstanding shares of common stock of the Company, plan to:

•	Appoint Rene Ronald Soullier to the Board of Directors; and
•	Accept the resignation of Ari Lee from the Board of Directors.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

Helvetic Capital Ventures AG (the “Buyer”) acquired approximately 64% of the issued and outstanding shares of common stock of the Company (the “Transaction”) from Ari Lee (the “Seller”) pursuant to the terms and conditions of a transfer & change of control agreement, dated February 8, 2008, among the Buyer, the Seller and the Company (the “Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on February 11, 2008.

Immediately prior to the closing of the Transaction, Ari Lee served as a member of the Board of Directors. Pursuant to the terms and conditions of the Agreement, immediately following the closing of the Transaction:

•	The Buyer’s nominee, Rene Ronald Soullier, was appointed to the Board of Directors;
•	Ari Lee tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and
•	The parties agreed to appoint the Buyers’ nominee, Rene Ronald Soullier, to the Board of Directors at a future date to be determined by the Buyers.

As described above, shortly after the filing of this information statement, the Buyers intend to appoint Rene Ronald Soullier to the Board of Directors and cause the Company to accept the resignation of Ari Lee from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
Voting Securities
As of February 18, 2008, 1,250,000 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth certain information, as of February 18, 2008, concerning shares of common stock of the Registrant, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(3)
Helvetic Capital Ventures AG(2) Sihlamtsstrasse 5 CH-8002 Zürich Switzerland	800,001	64%
Ari Lee 2132 Horse Prairie Dr. Las Vegas, NV 89052	0	—
	0	—
Rene Ronald Soullier 2132 Horse Prairie Dr. Las Vegas, NV 89052	0	—
All directors and executive officers as a group (2 persons)	0	0%

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(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Shares are held in the name of Helvetic Capital Ventures AG. Dr, Urs Felder is the President and sole stockholder of Helvetic Capital Ventures AG.
(3)	Based on 1,250,000 shares of Common Stock outstanding.

Change in Control Arrangements

On February 8, 2008 Exotacar, Inc. (the “Registrant”) entered into a transfer & change of control agreement (the “Agreement”) with Helvetic Capital Ventures AG (the “Buyer”), and Ari Lee (the “Seller”). There were no material relationships between the Registrant or its affiliates and any of the parties to the Agreement, other than in respect of the Agreement itself.

Pursuant to the terms and conditions of the Agreement, the Buyer acquired from the Seller 750,000 shares of common stock of the Registrant (the “Transaction”). A copy of the Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

The Buyer acquired control of the Registrant on February 8, 2008. The Buyer acquired control by purchasing approximately 60% of the issued and outstanding shares of common stock of the Registrant directly from the Seller on the terms and conditions set forth in the Agreement. The Buyer paid an aggregate of $633,767.64 for the shares of common stock acquired by them pursuant to the Agreement. The Buyer used its working capital to fund the purchase of the shares that it acquired.

Immediately prior to the closing of the Transaction, Ari Lee served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Rene Ronald Soullier, was appointed to the Board of Directors, (2) Ari Lee tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of an Information Statement pursuant to Rule 14f, and (3) the parties agreed to appoint the Buyer’s nominee, Rene Ronald Soullier (Chief Executive Officer of the Buyer), to the Board of Directors at a future date to be determined by the Buyer.

With the completion of the Transaction, the appointment of Rene Ronald Soullier to the Board of Directors and the resignation of Ari Lee from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS
Directors and Nominees

Rene Ronald Soullier, Director, Chairman of the Board, Chief Executive Officer
Rene R. Soullier was born in 1975 in Canada.  After graduation in 1993 from Summerland Secondary School, Summerland British Columbia, he went on to graduate from Okanagan University College, British Columbia, with a Bachelor of Science in Natural Sciences.  His focal points, in addition to Biology, were Earth and Environmental Sciences including Geology, Physical Geography, Stream Analysis and Field Techniques.

In 2003 Mr. Soullier joined the research team of Summerland Agricultural Research Station where he stayed until beginning of 2006.  Already in the last months of his research project end of 2005 Mr. Soullier was appointed a director of a European based company providing business and management consultancy world-wide.  He has specialized in management consultancy for ecologically oriented companies and structures.

Mr. Soullier does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Soullier and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Soullier (or any member of his immediate family) had or is to have a direct or indirect material interest.
Mr. Soullier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Soullier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Soullier has not, during the last five years, been a party of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

Ari Lee, Director
Ari Lee has been director and founder of Exotacar from July 1, 2005 to present. Mr. Lee currently does not spend more than 30 hours per month on Exotacar business. From 2004 to 2006 Mr. Lee was the President of a Las Vegas based automotive wholesale business, specializing in aftermarket automotive accessories, including: custom wheels and tires, performance products, aerodynamic packages and interior accessories. From 2000 through 2004, Mr. Lee owned a Las Vegas based automotive accessories retailer, CCR Motorsports. Mr. Lee also provides personal business consulting services to various wholesale and retail businesses.

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  Except as previously set forth, Mr. Lee does not hold any other directorships with reporting companies in the United States. There are no family relationships between  Mr. Lee and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Mr. Lee (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officers

Rene Ronald Soullier, Director, Chairman of the Board, Chief Executive Officer
Information about Mr. Soullier is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions
      There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees
The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications
The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Executive Compensation
Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ended December 31, 2007 (our first year in existence), paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the fiscal year ended December 31, 2007 (our first year in existence), regardless of compensation level. During the last completed fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP Payouts ($)	All Other
Ari Lee	Former President CEO	2007	$0	0	0	0	0	0	0

To date, no compensation has been awarded to, earned by or paid to Mr. Soullier, in his capacity as chairman of the board, or chief executive officer of the Registrant.

Director Compensation
The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Exotacar, Inc.
/s/ Rene Ronald Soullier
Chairman of the Board & Chief Executive Officer
Date: February 18, 2008